

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division St.
Carson City, NV 89703

> **Re:** **Indie Growers Association**
> **Form 8-K**
> **Filed July 2, 2014**
> **File No. 000-54091**

Dear Mr. Coleridge:

Our preliminary review of your Form 8-K indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the Form and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note the following.

1. We note that you had no assets other than cash prior to the acquisition of River Ridge Sunshine Farms LLC (RRSF) and that you had minimal operations consisting of seeking other businesses to acquire during the year preceding the acquisition. It appears you were a shell company before the transaction, and that, as of the closing of the described transaction, you ceased to be a shell company. Accordingly, you were required to provide, within four business days of that transaction, the information that would be required if you were registering a class of securities on Form 10. This information includes, among other things, audited financial statements and pro forma financial information. Please refer to Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K and Section II.D.3 of Securities Act Release No. 33-8587. Please file a Form 8-K that includes Form 10 information or tell us why you believe you were not a shell or why you believe this filing was not required.

2. To the extent you were not a shell, the acquisition of RRSF was significant and an Item 2.01 Form 8-K with audited financial statements of RRSF and pro forma financial information giving effect to the acquisition were required to have been filed no later than 75 days after the acquisition date. According to your disclosures in the Form 10-Q for the six months ended September 30, 2014, RRSF has assets, liabilities and operations and it therefore appears to be a business. Please file this Form 8-K if applicable.

3.  The staff has received a letter from your independent accountant, Sadler, Gibb and Associates, indicating its engagement with you has terminated. Please file an Item 4.01 Form 8-K to report this change in accountants and also identify the new accountant you have engaged, if applicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:    Frederick C. Bauman, Esq.
       Bauman & Associates Law Firm